PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 13, 2001)


                                1,920,000 SHARES


                                [W HOLDING LOGO]

       7.60% NONCUMULATIVE MONTHLY INCOME PREFERRED STOCK, 2001 SERIES C

                     (LIQUIDATION PREFERENCE $25 PER SHARE)


     We are offering 1,920,000 shares of our 7.60% Noncumulative Monthly Income Preferred Stock, 2001 Series C. The Series C preferred stock has the following characteristics:



        - Annual dividends of $1.90 per share, payable monthly, if declared by our board of directors. Missed dividends never have to be paid.



        - Redeemable at our option, with regulatory approval, beginning on March 30, 2006.


        - No mandatory redemption or stated maturity.

     There is currently no public market for the Series C preferred stock. The company has filed an application to list the Series C preferred stock for quotation on the Nasdaq Stock Market's National Market under the symbol "WBPRN." If this application is approved, trading of the Series C preferred stock on the Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series C preferred stock.

     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.


                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................  $25.0000    $48,000,000
Underwriting Discounts......................................  $ 0.7875    $ 1,512,000
Proceeds, before expenses, to the company...................  $24.2125    $46,488,000



     We have granted the underwriters an over-allotment option to purchase up to 288,000 additional shares of the Series C preferred stock.


     NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY COMMONWEALTH OF PUERTO RICO SECURITIES OR FINANCIAL INSTITUTIONS COMMISSION OR ANY OTHER UNITED STATES FEDERAL OR STATE SECURITIES OR BANKING AGENCY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                  UBS PAINEWEBBER INCORPORATED OF PUERTO RICO

DORAL SECURITIES       KEEFE, BRUYETTE & WOODS, INC.        SANTANDER SECURITIES


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 30, 2001.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
TABLE OF CONTENTS...........................................   S-2
SUMMARY.....................................................   S-3
  The Company...............................................   S-3
  The Offering..............................................   S-4
  Summary of Selected Consolidated Financial and Other
    Information.............................................   S-5
  Ratio of Earnings to Fixed Charges and Preferred Stock
    Dividends...............................................   S-6
RISK FACTORS................................................   S-7
  An investment in the Series C preferred stock involves
    risks...................................................   S-7
  The business of Westernbank involves risks................   S-7
FORWARD-LOOKING STATEMENTS..................................   S-8
USE OF PROCEEDS.............................................   S-8
CAPITALIZATION..............................................   S-9
SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION.......  S-10
DESCRIPTION OF SERIES C PREFERRED STOCK.....................  S-12
  General...................................................  S-12
  Dividends.................................................  S-12
  Voting Rights.............................................  S-13
  No Maturity Date or Mandatory Redemption..................  S-14
  Optional Redemption.......................................  S-14
  Rights Upon Liquidation...................................  S-15
  Rank......................................................  S-16
  Market for Series C Preferred Stock.......................  S-16
DESCRIPTION OF CAPITAL STOCK................................  S-16
  Common Stock..............................................  S-16
  Preferred Stock...........................................  S-17
TAXATION....................................................  S-17
PUERTO RICO TAXATION........................................  S-18
  Income Taxes..............................................  S-18
  Municipal License Taxes...................................  S-19
  Property Taxes............................................  S-20
  Estate and Gift Taxes.....................................  S-20
UNITED STATES TAXATION......................................  S-20
  Income Taxes..............................................  S-20
  Estate and Gift Taxes.....................................  S-23
UNDERWRITING................................................  S-24
INCORPORATION BY REFERENCE..................................  S-25
AVAILABLE INFORMATION.......................................  S-26
EXPERTS.....................................................  S-26
LEGAL MATTERS...............................................  S-26

                                   PROSPECTUS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................     1
ADDITIONAL INFORMATION......................................     1
INCORPORATION BY REFERENCE..................................     1
FORWARD-LOOKING STATEMENTS..................................     2
ABOUT W HOLDING COMPANY, INC. ..............................     2
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS.................................................     3
USE OF PROCEEDS.............................................     3
DESCRIPTION OF PREFERRED STOCK..............................     3
PLAN OF DISTRIBUTION........................................     5
LEGAL MATTERS...............................................     5
EXPERTS.....................................................     6

                -----------------------------------------------

     Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus supplement. Neither the company nor the underwriters have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus supplement. This prospectus supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is complete and correct only as of the date of this prospectus supplement, regardless of the time of the delivery of this prospectus supplement or any sale of these securities. In this prospectus supplement, the "company," "we," "us," and "our" refer to W Holding Company, Inc.

                                    SUMMARY

     The following summary highlights information contained elsewhere in this prospectus supplement. You should read this prospectus supplement in its entirety, including the information incorporated by reference into this prospectus supplement and the "Risk Factors" section beginning on page S-7. Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

                                  THE COMPANY

     We are a financial holding company offering a full range of financial services through our wholly owned subsidiary, Westernbank Puerto Rico. The company was organized under the laws of the Commonwealth of Puerto Rico in February 1999 to become the bank holding company of Westernbank. The business of the company is conducted through Westernbank. Westernbank, which was founded as a savings institution in 1958, is a Puerto Rico-chartered commercial bank, deposits in which are insured to applicable limits by the United States Federal Deposit Insurance Corporation, also referred to as the FDIC. Westernbank offers a full array of business and consumer financial services, including banking and trust services.

     In July 2000, the company became a financial holding company under the Bank Holding Company Act. As a financial holding company, the company is permitted to engage in financial related activities, including insurance and securities activities, provided that the company and its banking subsidiary meet certain regulatory standards.

     The company is the third largest, locally controlled banking company headquartered in Puerto Rico, based on total assets at December 31, 2000. The company had total assets of $4.3 billion, net loans of $2.2 billion, deposits of $2.6 billion and stockholders' equity of $250.6 million at year-end 2000. Westernbank operates through 35 full service branch offices located throughout Puerto Rico, primarily in the Southwestern portion of the island, and a fully functional banking site on the Internet at www.wbpr.com.

     In recent years, Westernbank has emphasized expansion in the San Juan metropolitan area, having opened four branches there since 1998. Westernbank has also focused on shifting its asset composition from primarily traditional long-term fixed rate residential loans to assets with shorter maturities and greater repricing flexibility, such as commercial real estate, business and consumer loan products, as well as investment securities.

     Our executive offices are located at 19 West McKinley Street, Mayaguez, Puerto Rico 00680; our telephone number is (787) 834-8000.

                                  THE OFFERING


SERIES C PREFERRED STOCK
OFFERED.......................   1,920,000 shares; 2,208,000 shares if the
                                 underwriters exercise their over-allotment option in full.


PRICE.........................   $25 per share.

RANKING.......................   The Series C preferred stock ranks senior to
                                 our common stock and on an equal basis to our outstanding Series A preferred stock and Series
                                 B preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. We may not issue preferred stock ranking senior to the Series C preferred stock without the approval of holders of at least two-thirds of the Series A, Series B and Series
                                 C preferred stock.

LIQUIDATION PREFERENCE........   Upon liquidation or dissolution, you will be
                                 entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of our assets are distributed to holders of our common stock or any stock ranking junior to the Series C preferred stock.

NO VOTING RIGHTS..............   You will not have any voting rights, except
                                 those voting rights described on page S-13 of this prospectus supplement.

LISTING ON NASDAQ STOCK
MARKET........................   We have applied to list the Series C preferred
                                 stock on the Nasdaq Stock Market under the symbol "WBPRN." Trading of the Series C preferred stock on the Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series C preferred stock.


DIVIDENDS.....................   If declared, dividends will be paid on the 15th
                                 day of each month, beginning on May 15, 2001.
                                 Our board of directors must approve each dividend payment, and any payment the board does not approve never has to be paid.


NO MATURITY DATE OR MANDATORY
  REDEMPTION..................   The Series C preferred stock will not mature on
                                 a specified date. We are not required to provide for the retirement of the Series C preferred stock by mandatory redemption or sinking fund payments.


REDEMPTION AT THE COMPANY'S
  OPTION......................   The Series C preferred stock may be redeemed,
                                 in whole or in part, after March 30, 2006, subject to regulatory approval. Redemption prices are discussed on page S-14 of this prospectus supplement.


USE OF PROCEEDS...............   Funds are being raised for general corporate
                                 purposes. We intend to contribute substantially all of the net proceeds from this offering to our wholly owned subsidiary, Westernbank, to fund additional investments in loans and securities.

        SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

     The following table sets forth a summary of selected consolidated financial and other information as of and for each of the years in the five-year period ended December 31, 2000. This summary of selected consolidated financial and other information is derived from our audited consolidated financial statements and, should be read in conjunction with, and is qualified by reference to, the more detailed information contained in our Annual Reports on Form 10-K. Per share earning information is adjusted to reflect stock splits and dividends.

     The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using beginning and year-end averages.

                                                         AT OR FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                2000         1999         1998         1997         1996
                                             ----------   ----------   ----------   ----------   ----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
FINANCIAL CONDITION DATA:
Total assets...............................  $4,260,857   $3,374,571   $2,481,176   $1,555,799   $1,284,697
Loans, net and mortgage loans held for
  sale.....................................   2,208,300    1,871,742    1,361,297      784,795      623,621
Deposits...................................   2,636,695    2,247,865    1,690,529    1,043,405      908,536
Stockholders' equity.......................     250,618      223,819      154,282      102,235       83,136
Book value per common share................        4.10         3.41         2.94         2.42         1.97
OPERATING DATA:
Net income.................................  $   44,588   $   37,124   $   28,695   $   22,904   $   17,048
Net income attributable to common
  stockholders.............................      38,789       32,817       27,604       22,904       17,048
Earnings per common share
    Basic..................................        0.93         0.78         0.66         0.54         0.42
    Diluted................................        0.93         0.78         0.66         0.54         0.41
Cash dividends declared per common share...        0.20         0.16         0.12         0.09         0.07
PERFORMANCE AND CAPITAL RATIOS:
Return on average assets...................        1.17%        1.27%        1.42%        1.61%        1.47%
Return on average common stockholders'
  equity...................................       24.75        24.57        24.42        24.71        22.61
Operating expenses to total assets.........        1.25         1.59         1.68         2.25         2.53
Efficiency ratio...........................       47.14        47.18        49.31        53.82        59.73
Net interest margin........................        2.50         3.29         3.74         4.09         4.01
Tier I capital to total average assets.....        6.02         6.68         6.37         6.56         6.24
Average tangible equity to average
  assets...................................        6.21         6.46         6.35         6.53         6.49
Total capital to risk-weighted assets......       11.73        13.22        11.74        12.80        12.20
ASSET QUALITY RATIOS:
Non-performing assets to total assets at
  the end of the period....................        0.28%        0.27%        0.45%        0.64%        0.70%
Non-performing loans to total loans at the
  end of the period........................        0.44         0.37         0.56         0.95         0.97
Loan loss allowance to total non-performing
  loans at the end of the period...........      298.53       344.76       203.03       173.56       196.04
Net charge-offs to average loans
  outstanding..............................        0.19         0.35         0.32         0.22         0.29

                       RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998 and our Series B preferred stock in May and June 1999. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                              2000   1999   1998   1997   1996
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges and preferred stock
  dividends:
  Excluding interest on deposits............................  1.7x   2.0x   2.2x   2.4x   2.4x
  Including interest on deposits............................  1.3    1.3    1.4    1.5    1.5

     For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends on the company's Series A preferred stock and Series B preferred stock.

                                  RISK FACTORS

     You should carefully consider the following information together with the other information incorporated by reference or contained in this prospectus supplement before deciding to invest in the Series C preferred stock.

AN INVESTMENT IN THE SERIES C PREFERRED STOCK INVOLVES RISKS.

     Dividends will not be paid unless declared by our board of directors. Our board of directors is not obligated or required to declare any monthly dividends. Our board of directors may determine, in its business judgment, that it would be in the best interests of the company to pay less than the full amount of or no dividends for any period even if funds are available.

     Missed dividends never have to be paid. If our board of directors does not declare a dividend for any dividend period, then those dividends never have to be paid.

     Applicable laws restrict our ability to pay dividends. Our main sources of liquidity are dividends from Westernbank, interest and dividends on securities and net proceeds from capital borrowings and offerings. Westernbank may not pay dividends if upon payment it would become undercapitalized under the regulations enforced by the FDIC. Westernbank also could be subject to these dividend restrictions if the FDIC determines that it is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The company is also subject to restrictions generally imposed on Puerto Rico corporations and may be restricted in its ability to pay dividends by minimum capital requirements imposed by the Federal Reserve Board. The Federal Reserve Board issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

     A liquid trading market may not develop for the Series C preferred stock. The Series C preferred stock is a new issue, and therefore no established public market exists for the stock. We have applied to list the Series C preferred stock for quotation on the Nasdaq Stock Market's National Market. An active or any trading market, however, may not develop or be maintained. Rules of the Nasdaq Stock Market require that three market makers exist as a condition to continued listing on the National Market. Even if the Series C preferred stock is listed and multiple market makers exist, the trading market may lack liquidity. Also, we cannot predict at what price the Series C preferred stock will trade.

THE BUSINESS OF WESTERNBANK INVOLVES RISKS.

     The company's performance is subject to interest rate risks. Our results of operations depend to a large extent on the success of Westernbank. Among the risks related to Westernbank are those related to interest rate fluctuations, lending operations and our ability to manage growth. Interest-rate fluctuations could adversely affect net interest income if our cost of funds increases faster than our yield on interest-bearing assets. In addition, we are unable to predict future actions of the Puerto Rico Financial Board, which regulates the rates and fees charged on certain loans to individuals.

     The company is subject to credit risk. In recent years, Westernbank has emphasized commercial and consumer lending activities. Commercial lending, including land acquisition, development and construction lending, and consumer lending are generally recognized as involving greater risks than single-family residential lending because of the nature of the collateral and the sources of repayment.

     The company is subject to the general risks associated with the Puerto Rico economy. Substantially all of the properties and other collateral securing our real estate, commercial and consumer loans are located in Puerto Rico. These loans may be subject to a greater risk of default than single-family residential loans if the Puerto Rico economy suffers adverse economic, political or business developments, or if natural disasters affect Puerto Rico. If any such developments or risks adversely affect Puerto Rico, our profitability may decrease.

     The company has experienced significant growth in recent years. We have grown significantly in recent years, and we intend to continue to expand operations and asset size. Our total assets, consisting primarily of loans and investments and mortgage-related securities, have increased 26.3% since December 31, 1999 to $4.3 billion at December 31, 2000. Our failure to manage growth effectively could have a material adverse effect on our ability to pay dividends on the Series C preferred stock.

                           FORWARD-LOOKING STATEMENTS

     Some information contained or incorporated by reference in this prospectus supplement constitutes "forward-looking statements." Such information can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or other variations of these terms or comparable terminology. The statements in the "Risk Factors" section in this prospectus supplement constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ from those assumed. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

                                USE OF PROCEEDS


     The net proceeds to the company from the sale of all the shares of Series C preferred stock are estimated to be $46.3 million, after deduction of the estimated expenses of the offering of $1.7 million. We intend to use the net proceeds primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments in loans and securities. We intend to retain the balance of the net proceeds, which would be used for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the indebtedness and capitalization of the company at December 31, 2000, on an actual basis and as adjusted to give effect to the issuance of the shares of Series C preferred stock offered by this prospectus supplement. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, we had deposits of $2.6 billion. This table should be read together with our Consolidated Financial Statements and related notes incorporated by reference into this prospectus supplement.


                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Short-term borrowings
  Short-term portion of securities sold under agreements to
     repurchase.............................................  $  170,225   $  170,225
  Short-term portion of advances from Federal Home Loan
     Bank...................................................      64,000       64,000
  Short-term portion of term notes..........................       5,000        5,000
                                                              ----------   ----------
          Total short-term borrowings.......................  $  239,225   $  239,225
                                                              ==========   ==========
Long-term borrowings
  Long-term portion of securities sold under agreements to
     repurchase.............................................  $1,008,848   $1,008,848
  Advances from Federal Home Loan Bank......................      56,000       56,000
  Long-term portion of term notes...........................      43,000       43,000
                                                              ----------   ----------
          Total long-term borrowings........................  $1,107,848   $1,107,848
                                                              ==========   ==========
Stockholders' equity
  Preferred stock, $1.00 par value, 20,000,000 shares
     authorized; 1,219,000 shares of 7.125% Non-Cumulative,
     Convertible Preferred Stock, 1998 Series A, issued and
     outstanding; 2,001,000 shares of 7.25% Noncumulative
     Monthly Income Preferred Stock, 1999 Series B, issued
     and outstanding; and 1,920,000 shares of 7.60%
     Noncumulative Monthly Income Preferred Stock, 2001
     Series C, issued and outstanding, as adjusted..........  $    3,220   $    5,140
Common stock, $1.00 par value per shares; 300,000,000 shares
  authorized; 41,501,700 shares issued and outstanding......      41,502       41,502
  Paid-in capital...........................................      95,313      139,678
  Retained earnings:
     Reserve fund...........................................      17,302       17,302
     Undivided profits......................................      93,241       93,241
     Accumulated other comprehensive income.................          40           40
                                                              ----------   ----------
          Total stockholders' equity........................  $  250,618   $  296,903
                                                              ==========   ==========
  Common stockholders' equity per share.....................  $     4.10   $     4.06

             SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

     The following table sets forth selected consolidated financial and other information as of and for each of the years in the five-year period ended December 31, 2000. This selected consolidated financial and other information is derived from our audited consolidated financial statements and, should be read in conjunction with, and is qualified by reference to, the more detailed information contained in our Annual Reports on Form 10-K. Per share earning information is adjusted to reflect stock splits and dividends.

                                                 AT OR FOR THE YEARS ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2000         1999         1998         1997         1996
                                     ----------   ----------   ----------   ----------   ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
FINANCIAL CONDITION DATA:
Total assets.......................  $4,260,857   $3,374,571   $2,481,176   $1,555,799   $1,284,697
Loans, net and mortgage loans held
  for sale.........................   2,208,300    1,871,742    1,361,297      784,795      623,621
Deposits...........................   2,636,695    2,247,865    1,690,529    1,043,405      908,536
Borrowings.........................   1,347,073      878,968      621,325      393,750      282,192
Stockholders' equity...............     250,618      223,819      154,282      102,235       83,136
Book value per common share........        4.10         3.41         2.94         2.42         1.97
OPERATING DATA:
Total interest income..............  $  290,587   $  232,987   $  157,446   $  113,528   $   93,416
Total interest expense.............    (192,137)    (130,806)     (84,308)     (57,198)     (45,805)
                                     ----------   ----------   ----------   ----------   ----------
Net interest income................      98,450      102,181       73,138       56,330       47,611
Provision for loan losses..........      (8,700)     (14,000)      (6,000)      (2,700)          --
Other income.......................      13,868       12,239       10,154        9,979        6,747
Operating expenses.................     (53,216)     (53,816)     (41,705)     (35,012)     (32,460)
Income taxes.......................      (5,814)      (9,480)      (6,892)      (5,693)      (4,850)
                                     ----------   ----------   ----------   ----------   ----------
Net income.........................  $   44,588   $   37,124   $   28,695   $   22,904   $   17,048
                                     ==========   ==========   ==========   ==========   ==========
Net income attributable to common
  stockholders.....................  $   38,789   $   32,817   $   27,604   $   22,904   $   17,048
                                     ==========   ==========   ==========   ==========   ==========
Earnings per common share
     Basic.........................  $     0.93   $     0.78   $     0.66   $     0.54   $     0.42
                                     ==========   ==========   ==========   ==========   ==========
     Diluted.......................  $     0.93   $     0.78   $     0.66   $     0.54   $     0.41
                                     ==========   ==========   ==========   ==========   ==========
Cash dividends declared per common
  share............................  $     0.20   $     0.16   $     0.12   $     0.09   $     0.07
PERFORMANCE AND CAPITAL RATIOS:
Return on average assets...........        1.17%        1.27%        1.42%        1.61%        1.47%
Return on average common
  stockholders' equity.............       24.75        24.57        24.42        24.71        22.61
Efficiency ratio...................       47.14        47.18        49.31        53.82        59.73
Operating expenses to total
  assets...........................        1.25         1.59         1.68         2.25         2.53
Net interest margin................        2.50         3.29         3.74         4.09         4.01
Total capital to risk-weighted
  assets...........................       11.73        13.22        11.74        12.80        12.20
Tier I capital to risk-weighted
  assets...........................       10.65        12.12        10.61        11.69        11.08
Tier I capital to total average
  assets...........................        6.02         6.68         6.37         6.56         6.24
Average equity to average assets...        6.21         6.46         6.35         6.53         6.49
ASSET QUALITY RATIOS:
Non-performing assets to total
  assets at the end of the
  period...........................        0.28%        0.27%        0.45%        0.64%        0.70%
Non-performing loans to total loans
  at the end of the period.........        0.44         0.37         0.56         0.95         0.97
Loan loss allowance to total non-
  performing loans at the end of
  the period.......................      298.53       344.76       203.03       173.56       196.04
Net charge-offs to average loans
  outstanding......................        0.19         0.35         0.32         0.22         0.29

FINANCIAL CONDITION

     As of December 31, 2000, total assets amounted to $4.3 billion, an increase of $886.3 million or 26.3% when compared to $3.4 billion as of December 31, 1999. The increase during 2000 reflects a $336.6 million increase in net loans and a $488.6 million increase in investment securities. As of December 31, 2000, total liabilities amounted to $4.0 billion, an increase of $859.5 million or 27.3% when compared to $3.2 billion as of December 31, 1999.

     As of December 31, 2000, total stockholders' equity amounted to $250.6 million, an increase of $26.8 million or 12.0% when compared to $223.8 million as of December 31, 1999. The increase during 2000 was primarily due to a net income of $44.6 million, net of cash dividends declared on common and preferred stocks totalling $14.1 million and the repurchase of 498,300 shares of common stock for $4.8 million.

RESULTS OF OPERATIONS

     Net income in 2000 increased to $44.6 million, up 20.1% from $37.1 million in 1999, and net income available to common stockholders increased to $38.8 million, up 18.2% from $32.8 million in 1999. Net income in 2000 increased despite a decrease in net interest income of $3.7 million. This decrease was partially offset by a $5.3 million decrease in the provision for loan losses, a $1.6 million increase in other income and a decrease of $3.7 million in the provision for income taxes.

RATIOS AND PER SHARE AMOUNTS

     Average balances used to compute ratios are based on average beginning and year-end balances, except for average net interest margin which was based on daily average balances. Capital requirement ratios were in compliance with the applicable requirements of the Federal Reserve Bank for the company and the FDIC for Westernbank. Per share information for all periods presented takes into consideration prior stock splits and dividends.

                    DESCRIPTION OF SERIES C PREFERRED STOCK

GENERAL

     The following summarizes the material terms and provisions of the Series C preferred stock, and is qualified in its entirety by reference to the terms and provisions of the company's Certificate of Incorporation, as amended by a Certificate of Corporate Resolution relating to the Series C preferred stock, copies of which are incorporated by reference in this prospectus supplement. See "Description of Capital Stock."

     The Series C preferred stock constitutes an authorized series of the company's preferred stock. The company's preferred stock may be issued from time to time in one or more series with the rights, preferences and limitations as are determined by the company's board of directors. The board of directors has authorized the company to issue the Series C preferred stock, with the designations, dividend rights, redemption and other provisions described generally below.

     When issued, the Series C preferred stock will be validly issued, fully paid and non-assessable. The holders of the Series C preferred stock will have no preemptive rights with respect to any shares of the capital stock of the company or any other securities of the company convertible into or carrying rights or options to purchase any capital stock. The Series C preferred stock will not be subject to any sinking fund or other obligation of the company for their repurchase or retirement.

     The company's transfer agent, The Bank of New York, will act as transfer agent, registrar and dividend disbursement agent for the Series C preferred stock.

DIVIDENDS


     Holders of Series C preferred stock will be entitled to receive when, as and if declared by the board of directors of the company out of assets of the company legally available for distributions, noncumulative cash dividends accruing from the date of issuance at the annual rate per share of 7.60% of the $25.00 liquidation preference (equivalent to $1.90 per share per annum). If declared, dividends will be payable in arrears on the 15th day of each month (each monthly period ending on any 15th day being referred to as a "dividend period") at the annual rate, commencing on May 15, 2001. Dividends in each dividend period will accrue from the first day of the period, whether or not declared or paid for the prior dividend period (except that the first dividends payable after the date of issuance shall accrue from the date of issuance). Each declared dividend will be payable to holders of record as they appear at the close of business on the stock register of the company on the record dates, not exceeding 45 days preceding the payment dates, as will be fixed by the board of directors of the company. Dividends (1) for any period other than a full dividend period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months and (2) for each full dividend period, shall be computed by dividing the annual dividend rate by 12.


     The right of holders of Series C preferred stock to receive dividends is noncumulative. Accordingly, if the board of directors fails to declare a dividend for a dividend period, then holders of the Series C preferred stock will have no right to receive a dividend for that period, and the company will have no obligation to pay a dividend for that period, or to pay any interest on a dividend, whether or not dividends are declared and paid for any future period with respect to either the Series C preferred stock or the common stock.

     If all dividends due and payable for each of the 12 previous monthly dividend periods (or the fewer number of dividend periods as there actually are) have not been declared and paid, or declared and a sum sufficient for their payment has not been set apart for their payment, or the company has defaulted on the payment of the redemption price of any Series C preferred stock called for redemption, no dividends will be declared or paid or set aside for payment and no other distribution will be declared or made or set aside for payment upon the common stock or any other capital stock of the company ranking junior to the Series C preferred stock as to dividends or amounts upon liquidation, nor will any common stock or any other capital stock of the company ranking junior to the Series C preferred stock as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any junior stock) by the company (except by conversion into or exchange for other capital stock of the company ranking junior to the Series C preferred stock as to dividends and amounts upon liquidation).

     When dividends upon the Series C preferred stock or any one or more series of the company's preferred stock ranking on a parity with the Series C preferred stock as to dividends or the distribution of assets upon liquidation, also referred to as parity stock, are not paid in full (or a sum sufficient for the full payment is not set apart), all dividends declared upon the Series C preferred stock and any parity stock shall be declared pro rata so that the amount of dividends on the Series C preferred stock and dividends upon the other series of capital stock will, in all cases, bear to each other the same ratio that full dividends on the Series C preferred stock, for the then-current dividend period (which will not include any accumulation in respect of unpaid dividends for prior dividend periods), and full dividends, including required or permitted accumulations, if any, on the parity stock, bear to each other.

     Subject to any applicable laws and regulations, each dividend payment will be made by U.S. Dollar check drawn on a bank in New York, New York or San Juan, Puerto Rico and mailed to the record holder at the holder's address as it appears on the register for the Series C preferred stock.

     For a discussion of the tax treatment of distributions to stockholders, see "Taxation," "Puerto Rico Taxation," and "United States Taxation," and for a discussion of certain potential regulatory limitations on the company's ability to pay dividends, see "Risk Factors -- Applicable banking laws restrict our ability to pay dividends."

VOTING RIGHTS

     Except as expressly required by applicable law, or except as indicated below, the holders of the Series C preferred stock will not be entitled to receive notice of, or attend or vote at, any meeting of the stockholders of the company.

     If at the time of any annual meeting of the company's stockholders for the election of directors, the company has failed to pay or declare and set aside for payment a monthly dividend on the Series C preferred stock for each of the 18 preceding monthly dividend periods, the number of directors then constituting the board of directors of the company will be increased by one (if not already increased by one due to a default in preference dividends), and at the annual meeting the holders of the Series C preferred stock, along with the holders of any other series of the company's preferred stock which may have voting rights due to the company's failure to pay dividends, will be entitled to elect an additional director to serve on the company's board of directors. The director elected by the holders of the Series C preferred stock and any other series of the company's preferred stock shall continue to serve as director until the earlier of (1) the full term for which he or she has been elected, or (2) the payment of 12 consecutive monthly dividends on the Series C preferred stock.

     Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series C preferred stock and of the shares of any parity stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of Series C preferred stock and any other series of parity stock will vote together as a single class without regard to series, will be necessary for authorizing, effecting or validating any variation or abrogation of the powers, preferences, rights, privileges, qualifications, limitations and restrictions of the Series C preferred stock or any other series of parity stock by way of amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation of the company, or of any amendment or supplement, or otherwise (including any certificate of amendment or any similar document relating to any series of the company's preferred stock). Notwithstanding the foregoing, the company may, without the consent or sanction of the holders of Series C preferred stock, authorize or issue shares of the company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, on a parity with or junior to the Series C preferred stock.

     Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least two-thirds of the aggregate liquidation preference of the

Series C preferred stock and of the shares of any parity stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of Series C preferred stock and any other series of parity stock will vote together as a single class without regard to series, will be necessary to create, authorize or issue, or reclassify any authorized stock of the company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the company ranking prior to both the Series C preferred stock and any other series of parity stock. Subject to the foregoing, the company's Certificate of Incorporation may be amended to increase the number of authorized shares of the company's preferred stock without the vote of the holders of the company's preferred stock, including the Series C preferred stock.

     No vote of the holders of the Series C preferred stock and any other series of parity stock will be required for the company to redeem or purchase and cancel the Series C preferred stock in accordance with the Certificate of Incorporation.

NO MATURITY DATE OR MANDATORY REDEMPTION

     The Series C preferred stock will not mature on a specified date and is not subject to any mandatory redemption, sinking fund or similar obligation. Holders will have no right to require the company to repurchase or redeem any shares of Series C preferred stock.

OPTIONAL REDEMPTION


     The Series C preferred stock will be redeemable, in whole or in part, after March 30, 2006, at the option of the company, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at the following redemption prices, if redeemed during the 12-month period beginning March 30 of the years indicated below, plus the accrued and unpaid dividends, if any, for the then-current dividend period to the date of redemption:


                                                           REDEMPTION
                          YEAR                               PRICE
                          ----                             ----------
2006.....................................................    $25.50
2007.....................................................     25.25
2008 and thereafter......................................     25.00

     If less than all of the outstanding shares of the Series C preferred stock are to be redeemed at the option of the company, the total number of shares to be redeemed in the redemption shall be determined by the board of directors and the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors or by another method as the board of directors may approve and deem fair and appropriate, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series C preferred stock may at the time be listed or eligible for quotation; provided that, the shares of a holder must be redeemable in full unless the company obtains a ruling from the Puerto Rico Treasury Department or an opinion from reputable counsel knowledgeable in Puerto Rico income tax matters to the effect that the redemption in part of the holder's shares is not equivalent to a dividend under Puerto Rico law.

     Notice of any redemption will be given by first class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the date fixed for redemption to each holder of record of the Series C preferred stock to be redeemed, at the respective addresses appearing on the stock register of the company. Notice so mailed will be conclusively presumed to have been duly given whether or not actually received, and failure to duly give notice by mail, or any defect in notice, to the holders of any shares designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Series C preferred stock. Such notice shall state: (1) the date fixed for redemption, or the redemption date; (2) the redemption price; (3) the number of shares of Series C preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of the shares to be so redeemed from the holder; (4) the place where certificates for the shares are to be surrendered for payment of the redemption price; and (5) that after the date fixed for redemption the shares to be redeemed will not accrue dividends. If the notice is mailed, and if on or before the date fixed for redemption funds sufficient to redeem the shares called for redemption are set aside by the company in trust for the account of the holders of the shares to be redeemed, notwithstanding the fact that any certificate for shares called for redemption will not have been surrendered for cancellation, on and after the redemption date the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, dividends thereon shall cease to accrue, and all rights of the holders of those shares as stockholders of the company shall cease, except the right to receive the redemption price, without interest, upon surrender of the certificate representing those shares. Upon surrender in accordance with the notice of the certificate for any shares so redeemed (duly endorsed or accompanied by appropriate instruments of transfer, if so required by the company in the notice), the holders of record of those shares shall be entitled to receive the redemption price, without interest. In case fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder.

     At its option, the company may, on or prior to the redemption date, irrevocably deposit the aggregate amount payable upon redemption of the shares of the Series C preferred stock to be redeemed with a bank or trust company designated by the company having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which the company at that time maintains a transfer agent with respect to its capital stock, and having a combined capital surplus (as shown by its latest published statement) of at least $50,000,000, also referred to as the depository, to be held in trust by the depository for payment to the holders of the Series C preferred stock to be redeemed. If a deposit is made and the funds so deposited are made immediately available to the holders of the Series C preferred stock to be redeemed, the company will be released and discharged (subject to the provisions described in the next paragraph) from any obligation to make payment of the amount payable upon redemption of the Series C preferred stock to be redeemed, and the holders of the shares shall look only to the depository for payment.

     Any funds remaining unclaimed at the end of two years from and after the redemption date in respect of which funds were deposited shall be returned to the company and the holders of the Series C preferred stock called for redemption with respect to which the funds were deposited must look only to the company for the payment of the redemption price. Any interest accrued on any funds deposited with the depository will belong to the company and will be paid to it from time to time on demand.

     Any of the Series C preferred stock which will at any time have been redeemed will, after the redemption, have the status of authorized but unissued preferred shares, without designation as to series, until the shares are once more designated as part of a particular series by the board of directors.

     The redemption of the Series C preferred stock is subject to the prior approval of the Federal Reserve Board.

RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation of the company, the holders of the Series C preferred stock at the time outstanding will be entitled to receive out of assets of the company available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Series C preferred stock upon liquidation, liquidating distributions in the amount of $25.00 per share of Series C preferred stock, plus the accrued and unpaid dividends, if any, for the then-current dividend period to the date of liquidation.

     After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C preferred stock will have no right or claim to any of the remaining assets of the company. If, upon any voluntary or involuntary liquidation, the available assets of the company are insufficient to pay the amount of the liquidation distributions on all outstanding Series C preferred stock and the corresponding amounts payable on all shares of parity stock, then the holders of the Series C preferred stock and the other classes or series of parity stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     The consolidation or merger of the company with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the company, will not be deemed to constitute a liquidation of the company.

RANK

     The Series C preferred stock will, with respect to dividend rights and rights on liquidation, rank (1) senior to all classes of common stock and to all other equity securities issued by the company, the terms of which specifically provide that the equity securities will rank junior to the Series C preferred stock (or to all series of the company's preferred stock in general); (2) on a parity with all parity stock (or to all series of the company's preferred stock in general); and (3) junior to all equity securities issued by the company, the terms of which specifically provide that the equity securities will rank senior to the Series C preferred stock. For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

     The company may not issue shares ranking, as to dividend rights or rights on liquidation, senior to the Series C preferred stock except with the consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series C preferred stock and any series of parity stock at the time outstanding. See "Voting Rights" above.

MARKET FOR SERIES C PREFERRED STOCK

     Prior to this offering there has not been an established public market for the Series C preferred stock. The company has applied to have the Series C preferred stock included on the Nasdaq Stock Market's National Market. An active or any trading market may not develop or be maintained. If fewer than two market makers make a market in the Series C preferred stock, trading of the Series C preferred stock on the Nasdaq Stock Market will be stopped, which could result in illiquidity of the Series C preferred stock. In addition to factors related to the company and the Series C preferred stock, the market price of the Series C preferred stock will be determined by such factors as relative demand for and supply of the Series C preferred stock in the market, general market and economic conditions and other factors beyond the control of the company. The company cannot predict at what price the Series C preferred stock will trade, and the price may be less than its liquidation value at any point in time.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of our capital stock does not purport to be complete and is subject in all respects to the applicable provisions of the laws of Puerto Rico and the company's Certificate of Incorporation and By-Laws.

COMMON STOCK

     General. The company currently is authorized to issue 300,000,000 shares of common stock. As of the date of this prospectus supplement, there are 41,501,700 issued and outstanding shares of common stock.

     Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for distribution.

     Voting Rights. The holders of common stock are entitled to one vote per share.

     Rights Upon Liquidation. In the event of the liquidation of the company, whether voluntary or involuntary, and after the payment of all debts and liabilities, and after there have been paid or set aside for the holders of all shares of preferred stock and other securities which may be senior to the common stock, the full preferential amounts to which the holders are entitled, the holders of common stock will be entitled to share equally and ratably in any remaining assets.

PREFERRED STOCK

     The company is currently authorized to issue 20,000,000 shares of preferred stock. As of the date of this prospectus supplement, 1,219,000 shares designated 7.125% Non-Cumulative, Convertible Monthly Income Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), are outstanding, and 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), are outstanding.

     Subject to limitations prescribed by Puerto Rico law and the company's Certificate of Incorporation, the board of directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of capital stock of the company, preferred shares in such series as the board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of the board of directors.

     The Series C preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and non-assessable.

     Either the Certificate of Incorporation or a Certificate of Corporate Resolution relating to each series of the company's preferred stock will set forth the preferences and other terms of such series, including without limitation the following: (1) the title and stated value of the series; (2) the number of shares of such series offered and the liquidation preference per share of the series; (3) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the series; (4) whether the series of the company's preferred stock is cumulative or not and, if cumulative, the date from which dividends on such series shall accumulate; (5) the provision for a sinking fund, if any, for the series; (6) the provision for redemption, if applicable, of the series; (7) the relative ranking and preferences of the series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; (8) any limitations on issuance of any series of the company's preferred stock ranking senior to or on a parity with the series of the company's preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; (9) any other specific terms, preferences, rights, limitations or restrictions of the series; and (10) any voting rights of the series.

                                    TAXATION

THIS SECTION IS NOT TO BE CONSTRUED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS, INCLUDING THE APPLICATION AND EFFECT OF OTHER TAX LAWS AND ANY POSSIBLE CHANGES IN THE TAX LAWS AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT.

     The following discussion is a summary of the material Puerto Rico and U.S. federal tax considerations that may be relevant to prospective investors in the shares of the Series C preferred stock. The discussion in connection with the Puerto Rico tax considerations is based on the current provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code") and the regulations promulgated or applicable thereunder (the "Puerto Rico Code Regulations"), the Puerto Rico Municipal Property Tax Act of 1991, as amended (the "MPTA") and the regulations promulgated thereunder, and the Municipal License Tax Act, as amended (the "MLTA") and the regulations promulgated thereunder. The U.S. federal tax discussion is based on the current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder (the "Code Regulations").

     This discussion assumes that investors in the Series C preferred stock will be (1) individuals who are bona fide residents of Puerto Rico during the entire taxable year for purposes of section 933 of the Code (the "Puerto Rico Individuals"), or (2) corporations and partnerships organized under the laws of the Commonwealth of Puerto Rico or a jurisdiction other than the U.S., a State of the U.S. or the District of Columbia that are engaged in a trade or business in Puerto Rico during the taxable year, excluding corporations and partnerships having in effect an election and qualifying as corporations of individuals or special partnerships under the Puerto Rico Code or subject to any other special tax regime under the Puerto Rico Code or the Code (the "Puerto Rico Persons," and jointly with the Puerto Rico Individuals, the "Puerto Rico Investors"). This discussion does not purport to deal with all aspects of Puerto Rico and U.S. federal taxation that may be relevant to the Puerto Rico Investors including investors subject to special treatment under the Puerto Rico Code or the Code (for example banks, insurance companies or tax-exempt organizations). Unless otherwise noted, the references in this discussion to Puerto Rico regular income tax refer to the graduated tax rates up to a maximum of 33% or 39% generally imposed by the Puerto Rico Code upon individuals or corporations and partnerships, respectively, and exclude the alternative minimum tax imposed by the Puerto Rico Code.

     The statements that follow are based on the existing provisions of such statutes and regulations, judicial decisions and administrative pronouncements, all of which are subject to change (even with retroactive effect). The statements herein have been opined on by Axtmayer Benitez & Quinones, P.S.C., counsel to the underwriters. A prospective investor should be aware that an opinion of counsel represents only such counsel's best legal judgment and that it is not binding on the Treasury Department of Puerto Rico (the "Treasury Department"), the Municipal Revenue Collection Center, any other agency or municipality of the Commonwealth of Puerto Rico, the United States Internal Revenue Service (the "IRS") or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

                              PUERTO RICO TAXATION

INCOME TAXES

     Distributions on the Series C Preferred Stock. Distributions by the company with respect to the Series C preferred stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the company has either current or accumulated earnings and profits for purposes of the Puerto Rico Code at the end of the taxable year of the company during which the distributions are made and that are equal to or exceed such distributions. To the extent that the amount of the distributions made on the Series C preferred stock exceed the company's current and accumulated earnings and profits, such excess will be treated as a non-taxable return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the Series C preferred stock in the hands of the holder. The amount of any such distribution that exceeds the adjusted basis of the Series C preferred stock in the hands of the holder will be treated as a gain from the sale or exchange of such stock, taxable in the manner described below.

     Puerto Rico Individuals. Dividend distributions made by the company on the Series C preferred stock to Puerto Rico Individuals will be subject to a 10% Puerto Rico income tax (the "10% Puerto Rico Tax"). The 10% Puerto Rico Tax must be withheld at source by the company and deposited with the Treasury Department from each dividend distribution. The Puerto Rico Individuals may elect not to be subject to the 10% Puerto Rico Tax and, therefore, not subject to the described withholding at source (the "Election"). However, if the Election is made, the dividend distributions to such individuals will be subject to the regular income tax imposed by the Puerto Rico Code to such individuals.

     For the Election to be effective during a taxable year, the company must be notified in writing prior to the first distribution made by the company during such taxable year. The Election can be made on a yearly basis, and it must include (1) the name and address of the electing Puerto Rico Individual, (2) his or her taxpayer identification number, (3) a statement authorizing the company to abstain from withholding the 10% Puerto Rico Tax, (4) the name of the withholding agent, (5) the date of the distribution(s) with respect to which the election is made, (6) the date on which the election is made, and (7) the signature of the Puerto Rico Individual. Once an Election is made, such election is final with respect to all distributions during such taxable year to the electing stockholder.

     Absent an Election, the company will withhold the 10% Puerto Rico Tax on dividend distributions on the Series C preferred stock made to Puerto Rico Individuals. Upon filing his or her Puerto Rico income tax return, a Puerto Rico Individual who did not make an Election will have the option to include the dividends as ordinary income subject to the regular income tax imposed by the Puerto Rico Code on such individual. If such option to include the dividends as ordinary income is made, the 10% Puerto Rico Tax withheld by the company will be allowed as a credit against the Puerto Rico Individual's Puerto Rico income tax liability for the particular taxable year.

     Puerto Rico Persons. Puerto Rico Persons receiving dividend distributions from the company on the Series C preferred stock may deduct 85% of such dividends received during the taxable year (the "Dividend Received Deduction"). The Dividend Received Deduction may not exceed 85% of a Puerto Rico Person's net taxable income for such taxable year. The remaining 15% of such dividends will be subject to the regular income tax and the alternative minimum tax applicable to Puerto Rico Persons under the Puerto Rico Code. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, the maximum effective income tax rate on such dividends to Puerto Rico Persons will be 5.85% after accounting for the Dividend Received Deduction.

     Gain from the Sale, Exchange or Other Disposition of the Series C Preferred Stock. Gains from the sale, exchange or other disposition of shares of the Series C preferred stock (1) which have been held by Puerto Rico Individuals or Puerto Rico Persons for more than six months, (2) which constituted capital assets in the hands of such investors, and (3) which, in the case of Puerto Rico Persons that are not organized in Puerto Rico, constitute Puerto Rico income effectively connected with such person's Puerto Rico trade or business, are subject to a maximum 20% Puerto Rico capital gains tax or 25% Puerto Rico alternative capital gains tax, respectively. Losses from the sale, exchange or other disposition of shares of the Series C preferred stock which constituted capital assets in the hands of investors are deductible only to the extent of gains from the sale, exchange or other disposition of capital assets, except that Puerto Rico Individuals may deduct up to $1,000 of such losses from ordinary income.

     Redemption of the Series C Preferred Stock. Under the provisions of the Puerto Rico Code, a redemption of shares of stock is generally treated as a sale or exchange of such shares.

     However, the partial or total redemption of shares of the Series C preferred stock which is essentially equivalent to a dividend will be treated as a distribution taxable as a dividend to the extent of the company's current and accumulated earnings and profits at the end of the taxable year during which the redemption is effected. Under these circumstances, all of the cash received in exchange for shares of Series C preferred stock may be subject to the Puerto Rico income tax applicable to dividend distributions by the company, and the recovery of the Puerto Rico Investors' basis on the shares of the Series C preferred stock at that time would not be allowed.

     The Puerto Rico Code Regulations provide that (i) a complete redemption of shares of the Series C preferred stock held by a Puerto Rico Investor may not be treated as essentially equivalent to a dividend, so long as the Puerto Rico Investor ceases to have an interest in the affairs of the company, and (ii) pro-rata redemptions are generally treated as essentially equivalent to a dividend. However, neither the Puerto Rico Code nor the Puerto Rico Code Regulations set forth guidelines to determine which other redemptions are not essentially equivalent to a dividend. In the absence of additional guidelines, the Treasury Department may follow the principles established under the Code, the Code Regulations, and the rulings and other administrative pronouncements of the IRS. In such circumstances, the Treasury Department has generally followed such U.S. federal income tax principles for Puerto Rico income tax purposes. However, Puerto Rico Investors should be aware that the Treasury Department is not bound to adopt such principles and is free to adopt any other rule it deems appropriate.

MUNICIPAL LICENSE TAXES

     Distributions by the company to Puerto Rico Persons will be subject to a municipal license tax of up to 1.5% in the case of investors engaged in a financial business, and of up to 0.5% in the case of investors engaged in a non-financial business. Puerto Rico Individuals will not be subject to municipal license tax on distributions by the company.

PROPERTY TAXES

     Under the provisions of the MPTA, shares of the Series C preferred stock are exempt from Puerto Rico personal property taxes in the hands of the Puerto Rico Investors.

ESTATE AND GIFT TAXES

     Since the company is a corporation organized under the laws of the Commonwealth of Puerto Rico, the shares of the Series C preferred stock constitute property located within Puerto Rico for Puerto Rico estate and gift tax purposes. Accordingly, shares of the Series C preferred stock will not be subject to Puerto Rico estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of birth or residence in Puerto Rico and was a resident of Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

                             UNITED STATES TAXATION

INCOME TAXES

     Source of Dividend Distributions. The following discussion regarding the U.S. federal income taxation of dividend distributions made by the company on the Series C preferred stock assumes that such dividends constitute Puerto Rico source income for purposes of the Code. Distributions on the Series C preferred stock will generally be treated as dividends to the extent such distributions do not exceed the company's current and accumulated earnings and profits.

     Generally, dividend distributions made by a corporation organized under the laws of the Commonwealth of Puerto Rico, such as the company, are considered to be entirely from sources within Puerto Rico for purposes of the Code, unless 25% or more of the Puerto Rico corporation's gross income for the three taxable years preceding the taxable year of declaration of the dividends (the "3-Year Statutory Period") is effectively connected (or, subject to certain exceptions, treated as effectively connected) with the conduct of a trade or business within the U.S. ("ECI-US"). If 25% or more of the Puerto Rico corporation's gross income for the 3-Year Statutory Period is ECI-US, then the dividend distributions will constitute income from sources within the United States in the same ratio as the Puerto Rico corporation's ECI-US for the 3-Year Statutory Period bears to its total gross income for such period. During the three taxable years immediately preceding this prospectus supplement, the company has represented that it was not engaged in the conduct of a trade or business within the U.S. and did not derive income treated as ECI-US. Accordingly, dividend distributions made by the company on the Series C preferred stock during 2001 will constitute income within Puerto Rico. Dividends paid by the company in future years will be income from sources within Puerto Rico, provided that less than 25% of its gross income for the applicable 3-Year Statutory Period is ECI-US.

     Puerto Rico Individuals. Subject to the application of the "passive foreign investment company" rules discussed below, the Puerto Rico Individuals are not subject to U.S. federal income tax on income from sources within Puerto Rico (except for amounts received for services performed as an employee of the United States or an agency thereof). Accordingly, so long as the dividend distributions made by the company on the shares of the Series C preferred stock constitute income from sources within Puerto Rico under the provisions of the Code summarized above, Puerto Rico Individuals will not be subject to U.S. federal income tax on such dividends. Generally, such individuals will not be allowed a U.S. tax deduction from gross income for any amount allocable to dividends received from the company.

     Puerto Rico Persons. Under the Code, foreign corporations not engaged in a U.S. trade or business are not subject to U.S. federal income tax on amounts derived from sources outside the U.S. Puerto Rico Persons that are corporations or business entities treated as corporations under the Code, including those that have elected to be so treated (the "Foreign Corporate Investors"), will be treated as foreign corporations under the Code. So long as dividend distributions made by the company on the Series C preferred stock have a Puerto Rico source rather than a U.S. source under the rules discussed above, Foreign Corporate Investors not engaged in a U.S. trade or business will not be subject to U.S. federal income tax on dividends received from the company. However, such dividend distributions made to a Foreign Corporate Investor engaged in a

U.S. trade or business will be subject to U.S. federal income tax if such dividends are effectively connected with its U.S. trade or business.

     Under the Code, partnerships and entities treated as such under Treasury Regulation Section 301.7701-1 are not subject to U.S. federal income tax, and their income is allocated to their partners. Accordingly, for U.S. federal income tax purposes, dividend distributions made by the company on the Series C preferred stock to Puerto Rico Persons which are, or have elected to be, treated as partnerships under the Code (the "Partnership Investors"), will be allocated to the partners of such Partnership Investors. In the event that any of the partners of the Partnership Investors are Puerto Rico Individuals, the Puerto Rico source dividend distributions made by the company on the Series C preferred stock that are allocated to such Puerto Rico Individuals will generally be subject to the U.S. federal income tax treatment applicable to such individuals, discussed above. Additionally, if any of such partners are Foreign Corporate Investors, such dividend distributions made by the company on the Series C preferred stock that are allocated to such investors will generally be subject to the U.S. federal income tax treatment applicable to them, discussed above. However, pursuant to the provisions of the Code, Foreign Corporate Investors that are partners in a partnership engaged in a U.S. trade or business will also be deemed to be engaged in a U.S. trade or business; thus, the U.S. federal income tax treatment of such partners may differ from the treatment stated above. Accordingly, such prospective investors should consult their own tax advisers concerning the potential U.S. tax consequences of investing in Series C preferred stock.

     Gain from the Sale, Exchange or Other Disposition of the Series C preferred stock. Gain, if any, from the sale, exchange or other disposition of shares of the Series C preferred stock by a Puerto Rico Individual is generally treated as Puerto Rico source income not subject to U.S. federal income tax, if the Puerto Rico Individual pays Puerto Rico income tax at an effective rate of at least 10% on such gain (the "10% Tax"). Because such gain is generally subject to tax by Puerto Rico at a 20% capital gains rate applicable to Puerto Rico Individuals under the Puerto Rico Code, it will generally be treated as Puerto Rico source income not subject to U.S. federal income tax to such investors. Moreover, a Puerto Rico Individual who is not subject to the 10% Tax on any such gain may nevertheless treat the gain as Puerto Rico source income not subject to U.S. federal income tax if the requirements of Notice 89-40 are met. Notice 89-40 was issued by the IRS pursuant to a provision of Section 865(j)(3) the Code that authorizes the Secretary of the Treasury to issue regulations making the 10% Tax requirement inapplicable to bona fide residents of Puerto Rico. In Notice 89-40, the IRS announced that regulations would be issued that would provide that gain from the sale of stock by individuals who had been bona fide residents of Puerto Rico for the entire taxable year of the sale would be Puerto Rico source income, and therefore, excluded from U.S. taxation, whether or not the individual paid the 10% Tax on the gain to Puerto Rico. Therefore, unless contrary authority is issued, Puerto Rico Individuals may treat the gain from the sale, exchange or other disposition of shares of the Series C preferred stock as Puerto Rico source income, regardless of whether the 10% Tax is paid on such gain.

     Foreign Corporate Investors will be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of shares of the Series C preferred stock only if the gain is effectively connected to a U.S. trade or business carried on by such Foreign Corporate Investors.

     Partners of a Partnership Investor generally will be subject to the same U.S. federal income tax upon gain, if any, from the sale, exchange or other disposition of shares of the Series C preferred stock held by such Partnership Investor as would apply if they held such shares directly. Thus, except as discussed below with respect to passive foreign investment companies Puerto Rico Individuals who are partners in a Partnership Investor should not be subject to U.S. federal income tax upon such gain. Partners who are Foreign Corporate Investors will not be subject to U.S. federal income tax upon such gain so long as the gain is not effectively connected to a U.S. trade or business conducted by such Foreign Corporate Investors.

     Redemption of the Series C Preferred Stock. A redemption of shares of the Series C preferred stock for cash will be treated as a distribution that is taxable as a dividend to the extent of the company's current or accumulated earnings and profits for purposes of the Code as of the end of its taxable year during which the redemption is effected, unless the redemption (1) is "not essentially equivalent to a dividend," (2) is "substantially disproportionate" with respect to the shareholder, (3) results in a "complete termination" of the shareholder's stock interest in the company, or (4) is to a noncorporate shareholder in "partial liquidation" of the company. In determining whether the redemption constitutes a dividend for U.S. federal income tax purposes, the shares of the Series C preferred stock constructively owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as the shares actually owned by the shareholder, must be taken into account. Generally, a redemption to a shareholder will not be essentially equivalent to a dividend if it results in a "meaningful reduction" in the shareholder's percentage interest in the company. The IRS has published rulings that, together with the Code Regulations, support the proposition that a redemption of Series C preferred stock from a shareholder who does not actually or constructively own voting stock in the company will be treated as being "not essentially equivalent to a dividend."

     If a redemption of shares of the Series C preferred stock is taxable as a dividend, the holder will be subject to the dividend distribution rules previously discussed. In the event a redemption of shares of the Series C preferred stock is not taxable as a dividend for U.S. federal income tax purposes, gain or loss will result from the difference between the cash received in exchange for the shares of the Series C preferred stock and the Puerto Rico Investors' basis in such shares. The gain, if any, from such redemption will be subject to the U.S. federal income tax treatment previously discussed with respect to gain from the sale, exchange or other disposition of shares of the Series C preferred stock.

     Controlled Foreign Corporation Status. The Code provides special rules regarding foreign corporations treated as a "controlled foreign corporation" ("CFC"). Generally, a Puerto Rico Individual who is a shareholder in a CFC is required to include in his or her gross income, for U.S. federal income tax purposes, his or her pro rata share of certain undistributed income of the CFC. Pursuant to section 957(a) of the Code, a foreign corporation is a CFC if more than 50% of the total combined voting power of all classes of stock of such corporation entitled to vote, or of the total value of the stock of such corporation, is directly or indirectly owned by United States shareholders as defined in section 951(b) of the Code. Pursuant to sections 951(b) and 957(c) of the Code, for purposes of the CFC provisions the term United States shareholder means a United States person as defined in section 7701(a)(30) of the Code (including a Puerto Rico Individual), who owns or is considered as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of a foreign corporation, except that with respect to a corporation organized under the laws of the Commonwealth of Puerto Rico, the term United States person does not include an individual who is a bona fideresident of Puerto Rico, if a dividend received by such individual during the taxable year from such corporation would be treated as income derived from sources within Puerto Rico under the rules discussed above. See "United States Taxation -- Income Taxes -- Source of Dividend Distributions."

     The company has determined that it was not a CFC for the taxable year ended December 31, 2000, and it does not expect that it would meet the criteria to be considered a CFC in the foreseeable future.

     Passive Foreign Investment Company Status. The Code provides special rules regarding certain distributions received by United States persons as defined in section 7701(a)(30) of the Code (including Puerto Rico Individuals), with respect to, and sales and other dispositions (including pledges) of, stock of a "passive foreign investment company" ("PFIC"). A foreign corporation for U.S. federal income tax purposes will be treated as a PFIC if 75% or more of its gross income is "passive income" or if the average percentage of its assets (by value) that produce, or are held for the production of, "passive income" is at least 50%. For these purposes, the company is a foreign corporation and for purposes of determining whether it is a PFIC it is treated as owning the assets and receiving the income of any corporation in which it owns at least 25% (by value) of its stock. Pursuant to section 1297(b)(2) of the Code and the administrative pronouncements issued by the IRS, "passive income" generally does not include income derived in the active conduct of a banking business by a foreign bank. Furthermore, pursuant to Proposed Code Regulation section 1.1291-1(f), individuals who have been bona fide residents of Puerto Rico entitled to the benefits of Code section 933 for all taxable years during which they have held stock of a PFIC would not be subject to U.S. federal income tax on any portion of the amount they would have otherwise been required to include in gross income under the PFIC rules.

     The company has determined that it was not a PFIC for the taxable year ended December 31, 2000, and it does not expect that it would meet the criteria to be considered a PFIC in the foreseeable future.

Furthermore, even if the company is deemed to be a PFIC in the future, Puerto Rico Individuals who meet the requirement mentioned above will not be subject to the PFIC rules.

     Foreign Personal Holding Company Status. Puerto Rico Individuals who are shareholders of a "foreign personal holding company" ("FPHC") may be subject to U.S. federal income tax on their share of certain undistributed income, thereby preventing deferral of U.S. taxes on certain foreign sourced income. Pursuant to section 552(a) of the Code, a FPHC generally includes a foreign corporation if such corporation meets certain income tests and more than 50% of its stock (by vote or value) is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

     The company has determined that it was not a FPHC for the taxable year ended December 31, 2000, and it does not expect that it would meet the criteria to be considered a FPHC in the foreseeable future. Furthermore, Puerto Rico Individuals would not be subject to U.S. federal income tax on the undistributed income of the company if the company is treated as a FPHC inasmuch as such income will constitute Puerto Rico source income that would be excluded from the gross income of such individuals for U.S. federal income tax purposes pursuant to section 933 of the Code.

ESTATE AND GIFT TAXES

     Under the provisions of the Code, the shares of Series C preferred stock will not be subject to U.S. estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of birth in or citizenship of Puerto Rico and was a resident of Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement, the company has agreed to sell to the underwriters named below, and each of the underwriters severally has agreed to purchase from the company, the aggregate number of shares of Series C preferred stock set forth opposite its name below. The nature of the underwriters' obligation with respect to these shares requires them to take and pay for all of the shares if any are taken.


                                                              NUMBER OF
                        UNDERWRITERS                          SHARES(1)
                        ------------                          ----------
UBS PaineWebber Incorporated of Puerto Rico.................   1,344,000
Doral Securities............................................     192,000
Keefe, Bruyette & Woods, Inc................................     192,000
Santander Securities Corporation............................     192,000
                                                              ----------
          Total.............................................   1,920,000


---------------
(1) Assumes no exercise of the underwriters' over-allotment option.


     The underwriters propose to offer the Series C preferred stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement, and to certain selected dealers at the public offering price less a concession not to exceed $0.50 per share. After the offering to the public, the public offering price and the concession to selected dealers may be changed by the underwriters.


     The company has granted the underwriters an option exercisable for 30 days from the date of this prospectus supplement, to purchase up to 270,000 additional shares of Series C preferred stock at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus supplement. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Series C preferred stock offered by this prospectus supplement.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company as well as the proceeds received by the company from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 270,000 shares.


                                                                                         TOTAL,
                                                                                        ASSUMING
                                                                                    FULL EXERCISE OF
                                                                                     OVER-ALLOTMENT
                                                          PER SHARE      TOTAL           OPTION
                                                          ---------   -----------   ----------------
Public Offering Price...................................  $25.0000    $48,000,000     $55,200,000
Underwriting Discount...................................    0.7875      1,512,000       1,738,800
Proceeds, before expenses, to the company...............   24.2125     46,488,000      53,461,200


     In connection with this offering, the underwriters may engage in passive market making transactions on the Nasdaq Stock Market's National Market System immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series C preferred stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the Series C preferred stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Until the distribution of the Series C preferred stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series C preferred stock. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the Series C preferred stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series C preferred stock.

     If the underwriters create a short position in the Series C preferred stock in connection with the offering, for example, if the underwriters sell more shares of Series C preferred stock than are shown on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing shares of Series C preferred stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

     The company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $203,500.

     In connection with this offering, the company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     The company has applied to list the Series C preferred stock for quotation on the Nasdaq Stock Market under the symbol "WBPRN."

     UBS PaineWebber Incorporated of Puerto Rico has from time to time been a customer of, engaged in transactions with and performed services for the company and its subsidiaries in the ordinary course of business. UBS PaineWebber Incorporated of Puerto Rico may continue to engage in these transactions with the company in the future.

                           INCORPORATION BY REFERENCE

     The SEC allows the company to "incorporate by reference" the information it files with them, which means the company can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus supplement. The most recent information that the company files with the SEC automatically updates and supersedes previously filed information. The company has previously filed its Annual Report on Form 10-K for the year ended December 31, 2000 with the SEC and is incorporating it by reference into this prospectus supplement.

     The company also incorporates by reference all documents it files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus supplement and until all the shares being offered by this prospectus supplement are sold.

     The company will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any or all of the documents incorporated into this prospectus supplement by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into these documents. Requests for copies should be directed to the company, Attention:
Freddy Maldonado, Chief Financial Officer and Vice President of Finance and Investment, 19 West McKinley Street, Mayaguez, Puerto Rico 00680. Telephone requests may be directed to Mr. Maldonado at (787) 834-8000.

                             AVAILABLE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 covering the Series C preferred stock being offered by this prospectus supplement. As permitted by SEC rules, this prospectus supplement omits certain information that is included in the registration statement and its exhibits. Since the prospectus supplement may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus supplement, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document we file with the SEC at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, at 7 World Trade Center, 13th Floor, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov.

     The company's common stock and its Series B preferred stock are traded on the Nasdaq Stock Market's National Market under the symbols "WBPR" and "WBPRO," respectively. The company's Series A preferred stock is traded on the Nasdaq Stock Market's over-the-counter bulletin board under the symbol "WBPRP.OB. "

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus supplement by reference from the company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Series C preferred stock offered hereby will be passed upon for the company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Axtmayer Benitez & Quinones, P.S.C., San Juan, Puerto Rico. Certain federal income tax matters described herein under "United States Taxation" will be passed on for the company by Hogan & Hartson L.L.P. Certain Puerto Rico income tax matters described herein under "Puerto Rico Taxation" will be passed upon for the underwriters by Axtmayer Benitez & Quinones, P.S.C.

PROSPECTUS

                                  $100,000,000

                                [W HOLDING LOGO]

                                PREFERRED STOCK

     We may from time to time offer, in one or more series, preferred stock, with an aggregate initial offering price of up to $100,000,000 in amounts, at prices and on terms determined at the time of offering.

     We will provide you with specific terms of the preferred stock in supplements to this prospectus. The terms of the preferred stock will include the title and stated liquidation value, any distribution, liquidation, redemption, conversion, voting and other rights, the initial offering price, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of the preferred stock.

     You should read this prospectus and any applicable prospectus supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of the securities.

     NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY COMMONWEALTH OF PUERTO RICO SECURITIES OR FINANCIAL INSTITUTIONS COMMISSION OR ANY OTHER UNITED STATES FEDERAL OR STATE SECURITIES OR BANKING AGENCY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                 THE DATE OF THIS PROSPECTUS IS MARCH 13, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
ADDITIONAL INFORMATION......................................    1
INCORPORATION BY REFERENCE..................................    1
FORWARD-LOOKING STATEMENTS..................................    2
ABOUT W HOLDING COMPANY, INC. ..............................    2
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS.................................................    3
USE OF PROCEEDS.............................................    3
DESCRIPTION OF PREFERRED STOCK..............................    3
PLAN OF DISTRIBUTION........................................    5
LEGAL MATTERS...............................................    5
EXPERTS.....................................................    6

                -----------------------------------------------

     Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus or any applicable prospectus supplement. Neither the company nor the underwriters have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus or any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement are complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or any sale of these securities. In this prospectus, "W Holding," the "company," "we," "us," and "our" refer to W Holding Company, Inc.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell one or more series of preferred stock in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the preferred stock we may offer. Each time we sell preferred stock, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described below under the headings "Additional Information" and "Incorporation By Reference."

                             ADDITIONAL INFORMATION

     As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document we file with the SEC at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, at 7 World Trade Center, 13th Floor, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov.

     The company's common stock and its Series B preferred stock are traded on the Nasdaq Stock Market's National Market under the symbols "WBPR" and "WBPRO," respectively. The company's Series A preferred stock is traded on the Nasdaq Stock Market's over-the-counter bulletin board under the symbol "WBPRP.OB."

                           INCORPORATION BY REFERENCE

     This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows the company to "incorporate by reference" the information it files with them, which means the company can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that the company files with the SEC automatically updates and supersedes previously filed information. The company has previously filed its Annual Report on Form 10-K for the year ended December 31, 2000 with the SEC and is incorporating it by reference into this prospectus.

     The company also incorporates by reference all documents it files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.

     The company will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into these documents. Requests for copies should be directed to the company, Attention: Freddy Maldonado, Chief Financial Officer and Vice President of Finance and Investment, 19 West McKinley Street, Mayaguez, Puerto Rico 00680. Telephone requests may be directed to Mr. Maldonado at (787) 834-8000.

                           FORWARD-LOOKING STATEMENTS

     Some information contained or incorporated by reference in this prospectus constitutes "forward-looking statements." Such information can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or other variations of these terms or comparable terminology. The statements in the "Risk Factors" section in this prospectus constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ from those assumed. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

                         ABOUT W HOLDING COMPANY, INC.

     The following summary highlights selected information regarding W Holding. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and any prospectus supplement, together with the other documents to which this prospectus and any prospectus supplement refers you. In addition, you should carefully consider the factors set forth under the caption "Risk Factors" in the applicable prospectus supplement.

THE COMPANY

     We are a financial holding company offering a full range of financial services through our wholly owned subsidiary, Westernbank Puerto Rico. The company was organized under the laws of the Commonwealth of Puerto Rico in February 1999 to become the bank holding company of Westernbank. The business of the company is conducted through Westernbank. Westernbank, which was founded as a savings institution in 1958, is a Puerto Rico-chartered commercial bank, deposits in which are insured to applicable limits by the United States Federal Deposit Insurance Corporation. Westernbank offers a full array of business and consumer financial services, including banking and trust services.

     In July 2000, the company became a financial holding company under the Bank Holding Company Act. As a financial holding company, the company is permitted to engage in financial related activities, including insurance and securities activities, provided that the company and its banking subsidiary meet certain regulatory standards.

     The company is the third largest, locally controlled banking company headquartered in Puerto Rico, based on total assets at December 31, 2000. The company had total assets of $4.3 billion, net loans of $2.2 billion, deposits of $2.6 billion and stockholders' equity of $250.6 million at year-end 2000. Westernbank operates through 35 full service branch offices located throughout Puerto Rico, primarily in the Southwestern portion of the island, and a fully functional banking site on the Internet at www.wbpr.com.

     In recent years, Westernbank has emphasized expansion in the San Juan metropolitan area, having opened four branches there since 1998. Westernbank has also focused on shifting its asset composition from primarily traditional long-term fixed rate residential loans to assets with shorter maturities and greater repricing flexibility, such as commercial real estate, business and consumer loan products, as well as investment securities.

     Our executive offices are located at 19 West McKinley Street, Mayaguez, Puerto Rico 00680; our telephone number is (787) 834-8000.

                       RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998 and our Series B preferred stock in May and June 1999. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              2000   1999   1998   1997   1996
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges and preferred stock
  dividends:
  Excluding interest on deposits............................  1.7x   2.0x   2.2x   2.4x   2.4x
  Including interest on deposits............................  1.3    1.3    1.4    1.5    1.5

     For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends on the company's Series A preferred stock and Series B preferred stock.

                                USE OF PROCEEDS

     Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments. We intend to retain the balance of the net proceeds, which would be used for general corporate purposes.

                         DESCRIPTION OF PREFERRED STOCK

     The following description is a general summary of the terms of the preferred stock which we may issue. The description below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the applicable certificate of corporate resolution which will determine the terms of the preferred stock.

GENERAL

     The company is currently authorized to issue 20,000,000 shares of preferred stock. As of the date of this prospectus, 1,219,000 shares designated 7.125% Non-Cumulative, Convertible Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), are outstanding, and 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), are outstanding.

     Subject to limitations prescribed by Puerto Rico law and the company's Certificate of Incorporation, the board of directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of capital stock of the company, preferred shares in such series as the board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of the board of directors.

     The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of corporate resolutions relating to such issues. You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

     (1)  the title and stated value of the preferred stock being offered;

     (2) the number of shares of preferred stock being offered, their liquidation preference per share, if any, and their purchase price;

     (3) the dividend rate(s), period(s) and payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

     (4)  whether dividends shall be cumulative or non-cumulative;

     (5) the provisions for a sinking fund, if any, for the preferred stock being offered;

     (6) the provisions for redemption, if applicable, of the preferred stock being offered;

     (7) any listing of the preferred stock being offered on any securities exchange or market;

     (8)  voting rights, if any, of the preferred stock being offered;

     (9) the relative ranking and preferences of the series as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets;

     (10) any limitations on issuance of any series of the company's preferred stock ranking senior to or on parity with the series of the company's preferred stock as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets; and

     (11) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

RANK

     The preferred stock will have, upon dissolution of the company, or upon any distribution of its assets, the rights as stated in the applicable prospectus supplement.

DIVIDENDS

     Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment to stockholders, dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution shall be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

REDEMPTION

     The terms and conditions, if any, upon which the preferred stock will be subject to mandatory redemption or redemption at our option, either in whole or in part, will be described in the applicable prospectus supplement.

VOTING RIGHTS

     Holders of preferred stock will have voting rights as indicated in the applicable prospectus supplement; provided, however, that in no event shall any holder of any series of preferred stock be entitled to more than ten votes for each such share.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell preferred stock to or through underwriters and also may sell preferred stock directly to other purchasers or through agents. A prospectus supplement will set forth the terms of the offering of the preferred stock offered thereby, including:

     - the name or names of any underwriters and the respective amounts of such securities underwritten or purchased by each of them;

     - the purchase price of such securities and the proceeds to us;

     - any discounts, commissions or concessions allowed or paid to dealers constituting underwriters' compensation, to the purchase price; and

     - any securities exchanges or markets on which such securities may be listed or quoted.

     If any underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters, or directly by one or more underwriters. Only underwriters named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased. Any purchase price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

     The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to each such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to a delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by us. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. Underwriters, dealers or agents will not have any responsibility in respect of the validity of such arrangements or the performance of W Holding or such institutional investors thereunder.

     Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the preferred stock offered hereby has been passed upon for the company by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                1,920,000 SHARES


                                [W HOLDING LOGO]


                                     7.60%

                                 NONCUMULATIVE
                                 MONTHLY INCOME
                         PREFERRED STOCK, 2001 SERIES C

                     (LIQUIDATION PREFERENCE $25 PER SHARE)

                         ------------------------------
                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                          UBS PAINEWEBBER INCORPORATED
                                 OF PUERTO RICO
                         ------------------------------

                                DORAL SECURITIES
                         KEEFE, BRUYETTE & WOODS, INC.
                              SANTANDER SECURITIES


                                 MARCH 30, 2001


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